EXHIBIT (a)(9)

BIGLARI HOLDINGS INC.

17802 IH 10 WEST, SUITE 400

SAN ANTONIO, TEXAS 78257

June 12, 2015

To the Shareholders of Biglari Holdings Inc.:

On June 4, 2015, The Lion Fund II, L.P. (“The Lion Fund II”) commenced a tender offer (the “Offer”) to purchase for cash up to 575,000 shares of common stock of Biglari Holdings Inc. (the “Company”), representing, when added to the shares of common stock already owned by The Lion Fund II, approximately 47.5% of the outstanding shares of common stock of the Company at the closing of the Offer, at a purchase price of $420.00 per share, to the seller, without interest, subject to applicable withholding taxes.

The Company’s Governance, Compensation and Nominating Committee, which is comprised of independent directors who are unaffiliated with The Lion Fund II (the “Independent Directors”), was directed by the Board to evaluate the Offer and make a recommendation to the Board with respect to the Offer.

Enclosed is a Solicitation/Recommendation Statement on Schedule 14D-9 prepared on behalf of the Company, filed today with the Securities and Exchange Commission, which contains certain information about the Offer.

After careful consideration, including a thorough review of the Offer with its advisors, and based upon the unanimous recommendation of the Independent Directors, the Company has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The Company, based upon the unanimous recommendation of the Independent Directors, is not recommending to shareholders of the Company that they tender, or refrain from tendering, their shares in the Offer.

Accordingly, the Company urges each shareholder to make his or her own investment decision regarding the Offer based on all available information and in light of the shareholder’s own investment objectives, the shareholder’s views with respect to the Company’s prospects and outlook, the matters considered by the Independent Directors (described in the enclosed Schedule 14D-9 Solicitation/Recommendation Statement), and any other factors the shareholder deems relevant to his or her investment decision.

The Company encourages you to review the enclosed Schedule 14D-9 Solicitation/Recommendation Statement in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

Sardar Biglari
Chairman and Chief Executive Officer